Ilustrato Pictures International, Inc.

26 Broadway, Suite 934

New York, NY 10004

Via EDGAR

December 13, 2023

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Thomas Jones

Re:	Ilustrato Pictures International, Inc.

Amendment No. 5 to Registration Statement on Form 10-12G
Filed September 12, 2023

File No. 000-56487

Dear Mr. Jones:

I write on behalf of Ilustrato Pictures International, Inc. (the “Company”) in response to Staff’s letter of September 27, 2023, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 5 to Registration Statement on Form 10-12G, filed September 12, 2023 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 5 to Registration Statement on Form 10-12G filed September 12, 2023

Business Overview, page 1

1.	We note the disclosure about your focus on acquisitions of businesses and your July 21, 2023, press release and your plans to spin out the Quality Industrial Corporation and Emergency Response Technologies subsidiaries and to pay special equity dividends to shareholders of Ilustrato. Please provide us your analysis as to why you would not be an investment company under the Investment Company Act of 1940. Also, please provide us your analysis as to how your acquisition strategy will not cause you to be an investment company under the Investment Company Act of 1940.

In response to this comment. The Company is not an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. On the contrary, ILUS has acquired and maintains control of its subsidiaries and is actively engaged in the operating businesses, providing strategic guidance and support to enable their growth. Further ILUS provides access to financial and managerial resources to aid in the expansion of the operating businesses, with the purpose of increasing long term growth and value add for ILUS shareholders.

Legal Proceedings, page 28

2.	Please clarify the new disclosure concerning “the amount of $3.772 million for the historic note with a principal amount of $4,000.”

In response to this commen, the Company amended the registration statement to clarify the legal proceeding with Black Ice Advisors LLC, regarding a historic note entered into by the previous CEO, Larson Elmore, with a principal amount of $4,000. The company disputes the legitimacy of the note and as to whether ILUS ever actually received the $4,000. At a hearing on November 3, 2023, the Court adopted its tentative ruling as the final ruling and denied the motion for summary judgement from Black Ice Advisors LLC. The case has received a trial date for March 8, 2024.

Risk Factors, page 31

3.	Please include a risk factor to disclose the extent to which you have not been able to service your debt obligations as requested in prior comment 3. Also tell us, with a view to disclosure, the status of the (1) convertible note with AJB Capital Investment LLC in the amount of $1,200,000 that matured on June 1, 2023, mentioned on page 83; and (2) convertible note with Jefferson Street Capital in the amount of $100,000 that matured on July 26, 2023, mentioned on page 83.

In response to this comment, the company made an exchange note with AJB Capital on October 23, 2023, of 1,450,000 maturing on May 1, 2024 and this has been filed as an exhibit. The Jefferson Street Capital note in the amount of $100,000 has been partially converted. The company amended the risk factor on page 34 to include the notes.

Our ability to generate the significant amount of cash, page 32

4.	We note your response to prior comment 4. Please tell us with specificity where the guarantee mentioned in the second paragraph on page 32 has been filed as an exhibit.

In response to this comment, the Shareholder Guarantee for the legacy assets in accounts receivables has been filed as an exhibit to this registration statement.

Certain of our officers and directors have other business pursuits, page 45

5.	Please disclose the extent to which Nicolas Link has voting control over Dear Cashmere Holding Co. and CGrowth Capital, Inc. as requested in the last sentence of prior comment 8.

In response to this comment, the company disclosed that Nicolas Link has voting control over CGrowth Capital, Inc. Nicolas Link does not have the voting control in Dear Cashmere Holding Co.

Industrial & Manufacturing Division, page 56

6.	Please reconcile the disclosure in this section that the funding obligations for acquisitions such as Quality International Co Ltd FCZ, “are currently funded by QIND itself as are the ongoing obligations for future acquisitions by the subsidiary” with the disclosure in your Form 8-K filed on August 25, 2023, about the Subscription Buy-Back Agreement and the Guarantee & Indemnity Agreement. In this regard, we note the disclosure in the Form 8- K that you are a guarantor.

In response to this comment, the company is a guarantor along with QIND and the other shareholders of Quality International. QIND however pays the interest and intends to repay the full amount, as per the Agreement. Once fully repaid the issued shares will be returned to treasury, as per the Agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments and Plan of Operations, page 57

7.	We note your disclosures regarding the change in the status of the production of electric vehicles in Serbia on pages 37 and 52. Please update your discussions of your operations in Serbia in this section to provide consistent information.

In response to this comment, the company updated its disclosures to provide consistency regarding production of electric vehicles in Serbia.

Report of Independent Registered Public Accounting Firm, page F-1

8.	We note your response to comment 16 and the revisions made to the audit report. Your response to comment 38 in your letter dated June 27, 2023, indicated that your auditor determined it was not necessary to reference another auditor in its report due to the subsidiary’s immateriality. However, the second and fourth paragraphs of the audit report continue to refer to your auditor’s reliance on the report of another auditor. The report also continues to refer to the “review” of the other auditors. Please address the following:

●	Clarify for us whether the other auditors (i) audited the financial statements of Bull Head Products Inc. and Georgia Fire & Rescue Supply LLC in accordance with the standards of the PCAOB or United States Generally Accepted Auditing Standards, or (ii) performed a review of the financial statements of the entities as defined in AICPA AR-C 90.

●	If the latter, considering the fact that a review of financial statements is substantially less in scope than an audit, have your auditor explain to us why it would be appropriate to rely on a review of these entities by another auditor in forming its opinion. Tell us how that is consistent with the guidance in PCAOB Auditing Standard 1205.

●	If the other auditors performed an audit of Bull Head Products Inc. and Georgia Fire & Rescue Supply LLC, revise the filing to include their audit reports and have your auditor revise its report to indicate the periods covered by the reports of the other auditors.

In response to this comment, the Company’s principal auditor Pipara revised their audit report upon which they audited the financial statements for Bull Head Products Inc. and Georgia Fire & Rescue Supply LLC. See comment 9.

9.	We note the substantive revisions made to your financial statements, including the segment information and disclosures added to Note 23 - Subsequent Events, but note that the audit report continues to be dated April 6, 2023. Tell us whether your auditors have audited the changes and added disclosure to your financial statements. Please have your auditor explain to us how it considered the guidance in PCAOB Auditing Standard 3110 in determining the appropriate date of its report.

In response to this comment, the Company’s auditor has audited the changes and issued a new audit report as per date of this amended registration statement.

Business Segments, page F-12

10.	We note your response to comment 24. Please refer to the guidance in ASC 280-10-50- 12 which indicates that you should report separately information for an operating segment that meets any one of the quantitative thresholds outlined. We further note from page 62 that for fiscal year 2022 the revenues of Emergency & Response Division or operating segment exceeded 10 percent of your total revenues; the threshold outlined in ASC 280- 10-50-12.a. Please revise the note to identify the Emergency & Response operating segment as a reportable segment and to provide the required disclosures for that segment. In addition, disclose the measure of profit or loss used by your CODM to assess segment performance and to allocate resources. Lastly, revise the note to include the reconciliations required by ASC 280-10-50-30, including reportable segment revenues to consolidated revenues, the reportable segment measure of profit or loss to consolidated income before income taxes or net income, as appropriate, and reportable segment assets to consolidated assets.

In response to this comment, the Company revised the registration statement in accordance with ASC 280-10-50-12.

11.	We note your response to comment 25 and the revisions made to the discussion on page 61. We reissue the comment. Pursuant to ASC 280-10- 50-41, please revise your notes to financial statements to disclose revenue from external customers attributable to the United States and attributed to all foreign countries in total. Further, if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Disclose the basis for attributing revenues to individual countries. Similarly, disclose your long-lived assets located in the United States and located in all foreign countries in total. If assets in an individual foreign country are material, those assets shall be disclosed separately. Consider also including in this note the pertinent information currently presented on page 61.

In response to this comment, the Company revised its notes to financial statements in accordance with ASC 280-10-50-41 and disclosed revenue from external customers attributable to the United States and attributed to all foreign countries.

Leases, page F-13

12.	We note your response to comment 26. Please tell us with specificity where you provided the disclosures required by ASC 842-20-50-4 and ASC 842-20-50-6, or revise to comply.

In response to this comment, the company provided disclosure in the financial footnotes as required by ASC 842-20-50-4 and ASC 842-20-50-6.

Note 11: Non-Current Liabilities, page F-20

13.	We note the disclosures related to your warrants included in Note 14 - Non-Current Liabilities to the interim financial statements in your Form 10-Q for the six-month period ended June 30, 2023. Please revise this filing to include similar disclosures in a note to the financial statements.

In response to this comment, the company revised this filing to include similar disclosures to the interim financial statements in our Form 10-Q for the six-month period ended June 30, 2023.

14.	As part of your Form 10-Q disclosure, you indicate that in accordance with ASC 470 you have credited the portion of the proceeds assigned to your warrants to paid-in capital. We also note the information provided in your response to comment 10 indicating that you may not have sufficient authorized common stock for potential conversion of your convertible preferred stock, convertible notes, and the exercise of outstanding warrants. Please tell us in detail how you considered the guidance in ASC 815-40-25, in particular ASC 815-40-25-10(b), in concluding on the classification and accounting of your outstanding warrants. Tell us why the warrants should not be classified and accounted for as liabilities.

In response to this comment, the Company chose not to record warrants in its financial books if the exercise price is significantly higher than the current market price and classifies it as a contingent liability. For example, the common stock purchase warrant to Discover Growth Fund, LLC described below has an exercise price of $0.275. As of December 31, 2022, the market price was $0.07, and by March 15, 2023, it had further decreased to $0.04 when the Consolidated Financial Statements were being audited. The Company’s management classifies these warrants as a contingent liability, given the decline in prices, making it unlikely that the warrants will be exercised in the future. The management reserves warrant shares with its transfer agent. If the warrants should be exercised in the future the warrants will be accounted for in accordance with ASC 480.

15.	Further, in your June 27, 2023, letter when responding to prior comment 66 of our letter dated April 1, 2023, you indicated that the warrants are only deemed valid and enforceable in the event of default on a specific fund. You also indicated that you had reached an agreement with the fund manager, wherein they have agreed not to convert the warrant amount into equity unless a default occurs, and as a result no accounting was required. To the extent you continue to believe that you are not required to account for the warrants based on these agreements, please provide us with the details of the “specific” fund and explain how it is related to the debt to the warrant holders. Provide us with a copy of your agreements with the fund manager or tell us where these terms are reflected in the warrant agreements and the related amendments you have filed as exhibits.

In response to this comment, the Company has amended the registration statement to include specific information about the accounting treatment for warrants.

Note 12: Common stock and Preferred Stock, page F-21

16.	We note your response to comment 27 that you have classified the redeemable preferred shares as permanent equity rather than temporary equity as agreed with your auditor. Please provide us with a detailed analysis with appropriate references to supporting accounting guidance on which you relied in concluding that the redeemable preferred shares should be classified in permanent equity. As applicable, highlight for us any relevant terms of the Class E preferred stock, and any circumstances surrounding the legal matters regarding your ownership of FB Fire Technologies Ltd and related lien-marked shares, that you considered pertinent and persuasive in reaching your conclusion.

In response to this comment, in accordance with ASC 480, this instrument possesses a hybrid nature; initially categorized as mezzanine equity, it is now deemed as temporary equity due to an ongoing case with FB Fire Technologies Ltd. With reference to the designation certificate - the characteristics of the Preferred Class E are as follows:

No fixed Maturity date.

No voting rights and annual Dividends - 6% a year commencing one year after issuance.

Redeemable at $1.00 dollar per share with 2.25 percent to be redeemed per quarter, commencing one year after issuance, at 130% premium to the redemption value.

Note 18: Consolidation Basis of Mergers & Acquisitions, page F-24

17.	We note the revised disclosure provided in response to comment 28, which highlights the significance of Quality International Co LTD FCZ. Please tell us where you filed separate financial statements of Quality International Co LTD FCZ for the two most recent fiscal years or revise the filing to include them. Refer to Rule 8-04 of Regulation S-X.

In response to this comment, the Company filed audited financial statements of Quality International Co LTD FCZ as required by Rule 8-04 of Regulation S-X for the two years ending December 31, 2020, and 2021.

Note 23: Subsequent Events, page F-27

18.	Please update the date through which subsequent events have been evaluated. In addition, tell us whether all disclosures presented in this note have been audited and are covered by the audit report, or revise to clearly indicate the disclosures that are unaudited.

In response to this comment, the Company updated the note in the subsequent events. The auditor issued a new audit report and all subsequent events have been audited and are covered by the audit report.

19.	Please update the note to disclose the July 31, 2023, amendment to the Quality International Purchase Agreement discussed on page 19 that revised the payment schedule for the acquisition to extend the payment timeline with smaller amounts due at each date and to introduce break fees. Similarly, update to disclose the shares subscription and buy- back agreement entered into by Quality Industrial Corp., as disclosed in your Form 8-K dated August 25, 2023. Refer to ASC 855-10-50.

In response to this comment, the company disclosed the amended Purchase Agreement with Quality International as well as the Shares subscription and Buyback agreement in the subsequent events.

Note 24: Business Combination Disclosure, page F-29

20.	We note your response to comment 31 and reissue the comment in part. As previously requested, please revise the note to address the following:

●	Reconcile the fair value of the total consideration of $137.0 million to the identifiable assets and liabilities acquired and goodwill balances of $105.6 million.

●	Explain how you accounted for the contingent consideration arrangement and comply with the disclosure requirements of ASC 805-30-50-1.c. Specifically, disclose the amount recognized as of the acquisition date, the basis for determining the amount of the payment, and an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated.

In response to this comment, the Company reconciled the fair value of its total goodwill amounting to $61,807,163 as of December 31, 2022, in footnote 6. The Company further revised the registration statement to include disclosure of the contingent consideration in accordance with AS 805-30-25-5 and included a range of outcomes to comply with ASC 805-30- 50-1. The total Net Assets of Quality International were $49,255,718 on December 31, 2022, of which 52% was acquired amounting to $25,612,973. The remaining $56,387,027 of the total purchase price of $82,000,000 is part of the Company’s Goodwill.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Nicolas Link
Nicolas Link
Chief Executive Officer
Ilustrato Pictures International, Inc.